UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-16535
ODYSSEY RE HOLDINGS CORP.
(Exact name of registrant as specified in its charter)
300 First Stamford Place
Stamford, Connecticut 06902
(203) 977-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares
(Title of each class of securities covered by this Form)
8.125% Series A Preferred Stock
Floating Rate Series B Preferred Stock
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☑

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☑

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 5 holders

     Pursuant to the requirements of the Securities Exchange Act of 1934, Odyssey Re Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:  October 29, 2009

ODYSSEY RE HOLDINGS CORP.
By:	/s/ Donald L. Smith
	Name:	Donald L. Smith
	Title:	Senior Vice President, General Counsel and Corporate Secretary